RICHARDSON & PATEL LLP
10900 Wilshire Blvd, Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

February 27, 2008

VIA FEDERAL EXPRESS, EDGAR, AND FACSIMILE AT (202) 772-9218

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek

Re:	Perfectenergy International Limited Amendment No. 3 to Registration Statement on Form SB-2 Filed January 22, 2008 File No. 333-145915

Dear Mr. Kruczek:

On behalf of Perfectenergy International Limited (the “Company” or “Perfectenergy”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated February 26, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed each comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Prospectus

Board of Directors, Board Meetings and Committees, page 25

1.
We note your response to comment 3. Please reconcile your disclosure that you intend to conduct an annual meeting of shareholders this summer to re-elect directors with your disclosure on page 23, which indicates that each of your current director’s term of office extends at least to the summer of 2009.

Response: We have revised the disclosure on page 23 accordingly.

Geoffrey Kruczek
Securities and Exchange Commission
February 27, 2008

2.
We note your revised disclosure in response to comment 4. Specifically, you disclose on page 36 that “more than 80% of our revenue is currently generated by the European market.” Please reconcile this statement with your disclosure on page 8 and in Note 16 to the financial statements.

Response:  We have revised the disclosure on page 36  regarding the revenue generated from the Company’s European market to reconcile it with the Company’s disclosures on page 8 and in Note 16 of the financial statements.

Current Customers, page 44

3.
It is our understanding that you signed an agreement with Isofoton S.A. for the sale of 8.5 MW of your products. Please expand to disclose the material terms of the sales contract and file a copy of the agreement as an exhibit.

Response: We have expanded the discussion on page 45 to disclose the material terms of our four Isofoton agreements, which are attached as Exhibits 10.42, 10.43, 10.44, and 10.45 to the amended registration statement.

Material Impact of Known Events on Liquidity, page 53

4.
We note your revised disclosures in response to comment 6. In order to provide investors with a better understanding of your obligations under the investment agreement, please expand to disclose the amounts you are obligated to expend in connection with the land purchase and establishment and construction of the new facilities such as those referenced in Articles 3, 4, and 5 of exhibit 10.40.

Response: We have made such disclosures on page 54. We also made revisions to the English translation of the investment agreement to correct inadvertent translation errors and thus we are re-filing an amended Exhibit 10.40 to the amended registration statement.

Amendment 1 to Transition Report on Form 10-KSB

Item 8A. Controls and Procedures, page 35

5.
Please refer to prior comment 16. We note your disclosure that your certifying officers “concluded that [your] disclosure controls and procedures are effective to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, to management, including [your] principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.” Revise to also clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports your file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Geoffrey Kruczek
Securities and Exchange Commission
February 27, 2008

Response: We have amended Item 8A in the Company’s annual report accordingly and will file Amendment No. 2 to the Annual Report on Form 10-KSB by February 28, 2008.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, RICHARDSON & PATEL, LLP /s/ Dominador Tolentino Dominador Tolentino, Esq.